manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

June 15, 2020

Via EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Finance Inc. Amendment No. 3 to Offering Statement on Form 1-A Filed June 8, 2020 File No. 024-11188

Dear Mr. Regan and Mr. Lopez:

We are submitting this letter on behalf of our client, Groundfloor Finance Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated June 12, 2020 (the “Comment Letter”) in connection with the Company’s amended Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on June 8, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. The comment from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Amendment No. 3 to Form 1-A Filed June 8, 2020

Dilution, page 20

1.	Please revise to also provide the immediate dilution per share of Series B Stock to new investors assuming the minimum offering amount of $1.25 million (68,569 shares of Series B Stock).

Response: The Company has revised the disclosure to provide the immediate dilution per share of Series B Stock to new investors assuming the minimum offering amount of $1.25 million (68,569 shares of Series B Stock).

Overview and Groundfloor Platform, page 21

2.	Please expand the graphic on page 22 to show the securities issued by each entity and held by Groundfloor Finance and those held by other investors such as public holders of LROs. Also, please show the developers and which entities make loans to developers. For example, the graphic should show, if true, the loans to developers from multiple entities such as Holdings and GRE 1. The graphic should also reflect the securities issued by Groundfloor Finance including, for example, LROs and equity.

Response: The Company has updated the disclosure to include an additional graphic that illustrates the securities issued by each entity and held by Groundfloor Finance and those held by other investors, the relationship between the Groundfloor entities and their respective developer borrowers, and the securities issued by Groundfloor Finance.

3.	Given that Groundfloor Yield is not yet operating, please revise Business, MD&A or where appropriate to clarify which entity is currently conducting the functions you intend to assign to Groundfloor Yield going forward and the extent to which the planned transition from a third party warehouse facility constitutes a material trend or uncertainty.

Response: Given that Groundfloor Yield is not yet operating, the Company has updated the Offering Statement to remove all references to Groundfloor Yield. Once Groundfloor Yield is operational, the Company plans to file a post-qualification amendment or offering circular supplement, as applicable, to reflect the role of Groundfloor Yield in the operations of Groundfloor Finance and the other Groundfloor entities.

Exhibits

4.	Please file the revolver credit agreement with ACM Alamosa DA LLC, formerly Revolver Capital, as an exhibit, or advise where you have filed this agreement. Also, please clarify whether the third party warehouse credit facility referenced on page 21 refers to this revolver credit agreement or is a separate agreement.

Response: The Company has filed the revolver credit agreement with ACM Alamosa DA LLC as Exhibit 6.13 to the Offering Statement. The Company has revised the disclosure on page 21 to reflect that the third party warehouse credit facility referenced refers to the revolver credit agreement with ACM Alamosa DA LLC.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely, /s/ Brian S. Korn Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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